

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2023

Guo-Liang Yu
Chief Executive Officer
Apollomics Inc.
989 E. Hillsdale Blvd., Suite 220
Foster City, CA 94404

  Re: Apollomics Inc.
    Amendment No. 4 to Registration Statement on Form F-4
    Exhibit Nos. 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.14 and 10.15
    Filed February 21, 2023
    File No. 333-268525

Dear Guo-Liang Yu:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

        Sincerely,

        Division of Corporation Finance